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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MANUAL AND MANAGEMENT PROPOSAL OCTOBER 30, 2026 FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF EMBRAER S.A. 1. Message from the Management 2. Information about the Meeting and the Company 2.1 Information about the Meeting 2.2 Company’s Bylaws Provisions on the Exercise of Voting Rights 3. Shareholder Participation 3.1 Guidelines for participation in the Meeting through the Digital Platform 3.2 Guidelines for participation through Remote Voting Ballot 4. Call Notice 5. Management Proposal 03 04 05 06 09 10 12 15 19 22 31 43 50 Index Annexes Annex I – Protocol and Justification Annex II – Information on Appraisers Annex III – Appraisal Report Annex IV – Information on the Merger Manual and Management Proposal Dear Shareholder, We are pleased to invite you to read our Manual for the Extraordinary General Shareholders’ Meeting (“Meeting”) (“Manual”) of Embraer S.A. (“Embraer” or “Company”), called for October 30, 2026, at 10 AM, which shall be held exclusively by digital means, through the Microsoft Teams platform (“Digital Platform”). In light of best corporate governance practices and with a view to greater engagement with our shareholders, this Manual compiles all the information and guidance required by applicable law, as well as other information that may be useful for the assessment of the matters that will be the subject of resolution at the Meeting, reinforcing Embraer’s commitment to transparency, clarity and respect for legal and ethical principles to its shareholders, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital market. In addition to this Manual, we provide the e-mail investor.relations@embraer.com.br for clarification of doubts related to the Meeting or to other matters. The Investor Relations Department is available to provide all the necessary support. The main matters to be decided at the Meeting are described in the Call Notice released by the Company, as per item 4 below. Embraer’s Management presented proposals regarding the matters to be voted, which are included in this Manual. São José dos Campos, September 30, 2026 MESSAGE FROM THE MANAGEMENT The Company will hold the Meeting exclusively by digital means, reinforcing the Company’s commitment to facilitating the participation of its shareholders, in accordance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission No. 81/22 (“CVM Resolution No. 81”). Thus, shareholders will be able to participate and vote at the Meeting through the Digital Platform, and, alternatively, through a remote voting ballot made available by the Company, in accordance with the legislation in force. We count on your attendance at the Meeting, in the best interest of Embraer. Remember, your vote is very important to us. Raul Calfat Chairman of the Board of Directors Good reading and good Meeting to all, Manual and Management Proposal > Message from the Management 3 INFORMATION ABOUT THE MEETING AND THE COMPANY 2 Manual and Management Proposal Introduction The Company’s management (“Management”) hereby presents to the Company’s shareholders the following information about the matters to be resolved, at the Management’s proposal, at the Meeting to be held on October 30, 2026, at 10 AM, exclusively by digital means, pursuant to Article 5, paragraph 2, item I and Article 28, Paragraphs 2 and 3 of CVM Resolution No. 81, through the Microsoft Teams digital platform, via a link to be timely released to accredited shareholders, according to the rules described below (“Digital Platform”). Pursuant to Article 5, Paragraph 4 of CVM Resolution No. 81, the Company clarifies that the choice of the exclusively digital format for holding the Meeting considered several relevant factors, including the historical level of presence and engagement in recent years in which it was held exclusively in digital format, as well as to enable the participation of foreign shareholders. In addition, a balance was sought between the costs of holding the Meeting and the costs that shareholders would eventually have to attend. Finally, the decision is in line with prevailing practices in the market, reinforcing the Company’s commitment to efficiency and good practices. The Management prepared this Management Proposal in compliance with good corporate governance and transparency practices, giving materiality to the principles of transparency and clarity of the Company towards its shareholder base, seeking to provide information and clarification on the matters that will be resolved 2.1. Information about the Meeting and on the rules for Shareholders’ participation in the Meeting. In compliance with Article 28, Paragraph 1, II, of CVM Resolution No. 81, the Company informs that it will record the Meeting, however, its recording or transmission, in whole or in part, by shareholders who access the Digital Platform to participate and, as the case may be, vote at the Meeting, is prohibited. Any documents or proposals, explanations of vote, protests or dissent on the matters to be resolved must be presented on the day of the Meeting, in writing to the Meeting’s presiding officers, which, for this purpose, will be represented by the Secretary of the Meeting. Matters to be resolved The following matters on the agenda shall be resolved: (i) To approve the “Protocol and Justification for the Merger of Embraer GPX Ltda. into Embraer S.A.” entered into between the management of the Company and of Embraer GPX Ltda. (“GPX”) (“Protocol and Justification”), ratifying its execution by the Management; (ii) To ratify the appointment and engagement of Forvis Mazars Auditores Independentes - Sociedade Simples, with headquarters in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, CEP 13024-001 enrolled with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. Information about the Meeting and the Company Manual and Management Proposal > Information about the Meeting and the Company 5 CRC 2SP023701/O-8 (“Appraisal Firm”), as the specialized firm responsible for preparing the appraisal report of the book value of GPX’s net equity, pursuant to Articles 226 and 227 of Law No. 6,404/76, as of the reference date of June 30, 2026 (“Appraisal Report”); (iii) To approve the Appraisal Report; (iv) To approve the merger of GPX into the Company, under the terms and conditions set forth in the Protocol and Justification (“Merger”), effective as of October 31, 2026; (v) To authorize the Company’s Management Board to take all measures necessary to implement the resolutions to be approved at the Meeting in connection with the Merger, including, but not limited to, performing all acts necessary for the implementation of the Merger, as well as ratifying all acts already performed. Call Notice The Call Notice, which forms an integral part of this Manual pursuant to item 4 below, shall be published on September 30 and October 1 and 2, 2026, in the newspapers “Valor Econômico” and “O Vale”, as well as made available on the Company’s Investor Relations website (ri.embraer. com.br), on B3’s website (b3.com.br) and on the website of the Brazilian Securities and Exchange Commission (cvm.gov.br). Constitutive Quorum All matters on the agenda may be resolved, on first call, if shareholders representing at least one quarter of the Company’s voting capital stock are present, pursuant the main provision of Article 125, of the Brazilian Corporation Law. It should be noted that, if the constitutive quorum above is not reached on the first call, a new call shall take place, by means of a call notice to be published at least eight (8) days in advance, pursuant to Article 124, Paragraph 1, II, of the Brazilian Corporation Law. On second call, the Meeting shall be held with the presence of any number of shareholders. Resolution Quorum Pursuant to Article 129 of the Brazilian Corporation Law, resolutions shall be adopted by an absolute majority of votes, and blank votes shall not be counted. 2.2. Company’s Bylaws Provisions on the Exercise of Voting Rights Rules on the Exercise of Voting Rights Pursuant to Section 14 of the Company’s Bylaws, each common share shall be entitled to one vote in the resolutions of the Meeting. Nevertheless, the Company’s Bylaws establish certain limits on the exercise of voting rights, as described below: (a) Number of shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of five percent (5%) of the shares of the Company’s capital stock; and (b) The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of two thirds (2/3) of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance. The above limitations apply, jointly and successively, to Foreign Shareholders and Foreign Shareholder Groups. During the Meeting, the votes of Brazilian Shareholders and Foreign Shareholders shall be tallied separately for each item on the agenda. For this purpose, the Chairman of the Meeting shall determine and communicate, upon the Manual and Management Proposal > Information about the Meeting and the Company 6 Meeting’s opening, the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders according to the voting limits described above. If the total number of votes of the Foreign Shareholders exceeds two thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of remote voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of forty percent (40%) of the votes that may be cast in the Meeting. The Management shall not count votes in noncompliance with the Bylaws provisions described above. For purposes of applying the rules described above in relation to the exercise of voting rights by the Company’s shareholders, the terms beginning in capital letters shall have the meanings assigned thereto by the Bylaws, as transcribed below for reference: “Shareholder Groups” – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose officers or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders. As for investment funds, only those with a common administrator whose investment and voting policy at general meetings, under the terms of the respective regulations, is the responsibility of the administrator, on a discretionary basis, are considered to be part of a Shareholder Group. Holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) to (iv) described above. For the purposes of the Shareholders’ Meeting, any shareholders or Groups of Shareholders represented by the same proxy, manager, administrator, or representative in any capacity shall be deemed to be members of the same Group of Shareholders whenever such proxy, manager, administrator, or representative is acting on behalf of a common interest (and, for these purposes, such person shall be presumed to be acting on behalf of a common interest when representing shareholders holding, directly or indirectly, an equity interest equal to or greater than 10% of the share capital of another shareholder, or shareholders that have a common investor holding an equity interest equal to or greater than 10% of the share capital of the shareholders concerned), except in the case of holders of securities issued under the Company’s Depositary Receipts program when represented by the respective Depositary Bank. In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of votes described above, subject to the restriction of Section 17 of the Company’s Bylaws. Manual and Management Proposal > Information about the Meeting and the Company 7 “Foreign Shareholder Group” – A Shareholder Group shall be considered foreign whenever one or more of its members is a Foreign Shareholder. “Brazilian Shareholders” – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law that have their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/ or majority unitholders are persons referred to in items (i) and (ii) of this definition. “Foreign Shareholders” - Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders. Pursuant to Section 20 of the Company’s Bylaws the persons present at the Meeting shall prove their status as a Brazilian Shareholder or a Foreign Shareholder by means of an identity document sent to the Company within forty-eight (48) hours prior to the Meeting. Golden Share Pursuant to Section 6, Paragraph 2 of the Company’s Bylaws, the Golden Share is a special class share held by the Federal Government and has the right of veto on issues specific to Embraer’s operations, as well as other political rights expressly set forth in the Bylaws. Manual and Management Proposal > Information about the Meeting and the Company 8 SHAREHOLDER PARTICIPATION 3 Manual and Management Proposal The Meeting will be held exclusively by digital means reinforcing the Company’s commitment to facilitating the participation of its shareholders and, for this purpose, the Company shall provide shareholders with a Digital Platform, allowing to participate, voice their opinion and vote in the Meeting without being physically present. This remote participation system is in line with CVM Resolution No. 81 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company; and (iii) communication among participants. Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice their opinion and exercise all the rights to which they may be entitled under the applicable regulation. Thus, shareholders may participate in the Meeting through the Digital Platform or through a remote voting ballot, pursuant to CVM Resolution No. 81. The Company shall waive the requirement of formalities for certification of signature, authentication, notarization, consularization and sworn translation of documents (free translations shall suffice), as well as the submission of physical copies of such documents. However, the Company requests shareholders that the documents contain, as the case may be, digital authentication of the signature of the shareholder or its legal representative. In any case, shareholders are responsible for the veracity of the documents sent to the Company. The Management reiterates to the shareholders that it will not be possible to physically attend the Meeting. The following items describe the step-bystep process for participation in each of the available means. 3.1. Guidelines for participation in the Meeting through the Digital Platform Shareholders who wish to participate in the Meeting, directly or represented by proxy holders, through the Digital Platform, shall notify the Company of their interest by e-mail to investor.relations@embraer.com.br, at least two (2) days prior to the Meeting, that is, by October 28, 2026. The accreditation shall contain, mandatorily, (i) the identification of the shareholder and, if applicable, of its legal representative who will attend the Meeting, including their full names and their CPF or CNPJ, as the case may be, and telephone and e-mail address of the applicant; (ii) the e-mail address by which they wish to receive the instructions for participation in the Meeting; (iii) information if they belong to a Group of Shareholders, as defined in the Company’s Bylaws; and (iv) copy of the documents required for participation in the Meeting, as indicated below. For individuals: (a) Identification document with photo of the shareholder or, if applicable, identity document with photo of its proxy and the respective power of attorney, without the need for certification of signature. Shareholder Participation Manual and Management Proposal > Shareholder Participation 10 For legal entities: (a) current consolidated bylaws or articles of association, as the case may be; (b) corporate documents that prove the legal representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and (c) identification document with photo of the legal representative or proxy, as applicable. For investment funds: (a) current consolidated governing document of the investment fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund; (c) corporate documents that prove the powers of representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and (d) identification document with photo of the legal representative or proxy, as applicable. Regarding the participation by proxy, the granting of powers of representation for participation in the Meeting shall have been carried out less than one (1) year prior, pursuant to Article 126, Paragraph 1, of the Brazilian Corporation Law. It is worth noting that (i) individuals who are shareholders of the Company may only be represented by a proxy who is a shareholder, director of the Company, lawyer or financial institution, as provided for in Article 126, Paragraph 1, of the Brazilian Corporation Law; and (ii) legal entities that are shareholders of the Company may, pursuant to the CVM’s decision rendered in CVM Proceeding RJ2014/3578, on November 4, 2014, be represented by a proxy duly appointed in accordance with its articles of association or bylaws and in accordance with the provisions of the Civil Code, without such person being required to be director of the Company, shareholder or lawyer. The following identity documents shall be accepted, as long as they have a photo: General Registry Identity Card (RG), National Registry of Foreigners (RNE), National Driver’s License (CNH), passport or identity cards issued by professional councils and official professional identification cards issued by Government bodies. The Company shall send instructions for the Digital Platform only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to Article 6, Paragraph 3, of CVM Resolution No. 81, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting. In the event a shareholder who has duly expressed its interest in participating in the Meeting does not receive from the Company the email with instructions for accessing and participating in the Meeting by 10 AM on October 28, 2026, such shareholder must contact the Company’s Investor Relations Department, by email to the address indicated above, no later than 6 PM on October 28, 2026. The shareholder or its accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively for digital attendance of the Meeting; (ii) is not authorized to transfer or disclose the link, in whole or in part, to any third party, whether or not a shareholder, such link being nontransferable; and (iii) is not authorized to record or reproduce, in whole or in part, nor to transfer to any Manual and Management Proposal > Shareholder Participation 11 third party, whether or not a shareholder, the content or any information transmitted digitally during the Meeting. The shareholder assumes full responsibility for the custody and confidentiality of the information and instructions transmitted to it by the Company. The technical requirements for participating in the Meeting are: (i) for participating by computer: (i.a) have a web browser compatible with Microsoft Teams installed; (i.b) broadband Internet connection; (i.c) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (i.d) minimum processor and other requirements recommended by the platform’s vendor (microsoft.teams. com); and (ii) for participating by mobile device: (ii.a) have the Microsoft Teams app installed; (ii.b) have broadband Internet connection; and (ii.c) have a camera, microphone and speakers compatible with Microsoft Teams. The Company clarifies that it is not and will not be responsible for any operational or connection issues by the shareholder, as well as for any other issues external to the Company that may hinder or make it impossible for the shareholder to participate in the Meeting through the Digital Platform. The Company recommends that, on the date of the Meeting, accredited shareholders access the Digital Platform at least 30 minutes before the time scheduled for the Meeting to begin, that is, by 9:30 AM on October 30, 2026, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder or its representative through the submission of its identity document with photo via webcam to the Company’s hosts. We emphasize that, when accessing the link to participate in the Meeting, those present shall keep their cameras turned on during the entire course of the Meeting, unless they are required by a Company representative, for any reason, to disconnect their video functionality. The attending shareholders shall also, for the sake of audio quality, keep their microphones turned off, activating them only when they need to speak. It is noted that, for purposes of time optimization, the voting procedure adopted by the Company shall require oral statements from shareholders only in the event of dissenting votes or abstentions. Should there be any difficulties with a shareholder’s audio communication, the expression of a dissenting vote or an abstention shall be accepted through the chat function of the Digital Platform. The aforementioned documents shall be delivered only through the e-mail investor.relations@embraer.com.br, in compliance with the terms herein described. 3.2. Guidelines for participation through Remote Voting Ballot Pursuant to CVM Resolution No. 81, the Company shall also adopt a remote voting system through the submission of the respective remote voting ballots as follows: (a) Directly to the Company, exclusively by e-mail, as set forth below, (b) By voting instructions transmitted to the custody agents providing such service, in the case of shareholders holding shares deposited with a central depository; (c) By voting instructions transmitted to the bookkeeper of the Company’s issued shares, Banco BTG Pactual Serviços Financeiros S.A. DTVM (the “Bookkeeping Agent”), in the case of shareholders holding shares deposited with the bookkeeper; and (d) By voting instructions transmitted to the central depository in which the Company’s shares are deposited. Manual and Management Proposal > Shareholder Participation 12 The Company clarifies that in the event of discrepancies between (i) the remote voting ballot received directly by the Company or received by the central depositary and the voting instruction contained in the analytical map of the Bookkeeping Agent for the same shareholder, the voting instruction from the Bookkeeping Agent shall prevail; and (ii) the remote voting ballot received directly by the Company and the voting instruction contained in the analytical map of the central depositary for the same shareholder, the voting instruction from the central depositary shall prevail. If the shareholder has already sent the remote voting ballot, but wishes to vote at the Meeting through the Digital Platform, all voting instructions received through the ballot for that shareholder shall be disregarded, according to Article 28, Paragraph 2, II, of CVM Resolution No. 81. During the voting period, the shareholder may change its voting instructions as many times as it deems necessary, and the last voting instruction submitted shall be the one reflected in the Company’s voting map. Once the voting period has ended, the shareholder may no longer change the voting instructions already submitted. Submission of the remote voting ballot by the shareholder directly to the Company A shareholder who chooses to exercise its right to vote remotely by means of a remote voting ballot submitted directly to the Company must do so by sending digital copies of the following documents to the e-mail address indicated above: (i) a scanned copy of the original remote voting ballot, available on the website of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) (cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (b3.com.br) on the world wide web, duly completed, initialed on all pages and signed at the end; (ii) for the purpose of evidencing its status as a Brazilian Shareholder or Foreign Shareholder, (a) a scanned copy of the original valid identification document, or (b) a certificate issued by the financial institution acting as depositary of the book-entry shares or as custodian in accordance with Article 40 of the Brazilian Corporations Law (the Company shall waive the submission of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and (iii) a scanned copy of the original of the following documents described in item 3.1. above. The remote voting ballots and documents referred to above must be received at least 4 (four) days before the date of the Meeting (i.e., by October 26, 2026). Any remote voting ballots received after that date shall be disregarded. Under the terms of the current regulations, the Company shall inform the shareholder, within three (3) days, (i) whether the remote voting ballot has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the remote voting ballot or any accompanying documents, describing the procedures and deadlines required for the remote voting ballot to be valid. The Company requests that the documents referred to above be sent exclusively to the Investor Relations Department, and that any questions regarding the procedure and deadlines set forth in item 3 also be sent to the e-mail address investor. relations@embraer.com.br. Manual and Management Proposal > Shareholder Participation 13 Submission of the Remote Voting Ballot by the Shareholder to Service Providers As permitted by Article 27 of CVM Resolution No. 81, in addition to submitting remote voting ballots directly to the Company, shareholders may send completion instructions for the remote voting ballots to service providers qualified to collect and transmit completion instructions for the remote voting ballots described above, provided that such instructions are sent by October 26, 2026, even if a different specific date is indicated by the respective service providers. Accordingly, voting instructions may be sent through the custody agent, if such agent provides this type of service, or through the central depository, by shareholders holding shares issued by the Company that are deposited in a central depositary or, if the shares are held in book-entry form, through the Bookkeeping Agent. The custody agent, the central depository or the Bookkeeping Agent, shall verify the voting instructions provided by the shareholders, however, they are not responsible for verifying the shareholder’s eligibility to exercise the right to vote, which shall be determined by the Company, at the time of the Meeting, after receiving the information from the custody and bookkeeping service providers. Shareholders shall contact their respective custody agents, the central depository and the Bookkeeping Agent, should they require additional information, to verify the procedures established by such entities for issuing voting instructions by means of the voting ballot, as well as the documents and information required for this purpose. Said service providers shall communicate to the shareholders the receipt of the voting instructions or the need for rectification or resubmission thereof, and shall provide for the applicable procedures and deadlines. Manual and Management Proposal > Shareholder Participation 14 CALL NOTICE 4 Manual and Management Proposal We hereby invite the shareholders of EMBRAER S.A. (“Company”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”) to be held on October 30, 2026, at 10 AM, exclusively by digital means, through the Microsoft Teams digital platform, via a link to be provided in due course to accredited shareholders, in accordance with the rules described below (“Digital Platform”), to be considered as held at the Company’s headquarters for the purposes of CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution No. 81”), to review and vote on the following agenda: 1. To approve the “Protocol and Justification for the Merger of Embraer GPX Ltda. into Embraer S.A.” entered into by the management of the Company and of Embraer GPX Ltda. (“GPX”) (“Protocol and Justification”), ratifying its execution by the Management; 2. To ratify the appointment and engagement of Forvis Mazars Auditores Independentes - Sociedade Simples, with headquarters in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, CEP 13024-001 enrolled with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. CRC 2SP023701/O-8 (“Appraisal Firm”), as the specialized firm responsible for preparing the appraisal report of the book value of GPX’s net equity, pursuant to Articles 226 and 227 of Law No. 6,404/76, as of the reference date of June 30, 2026 (“Appraisal Report”); 3. To approve the Appraisal Report; EMBRAER S.A. PUBLICLY HELD COMPANY CNPJ Nº 07.689.002/0001-89 NIRE 35.300.325.761 4. To approve the merger of GPX into the Company, under the terms and conditions set forth in the Protocol and Justification (“Merger”) effective as of October 31, 2026; 5. To authorize the Management Board to take all measures necessary to implement the resolutions to be approved at the Meeting in connection with the Merger, including, but not limited to, performing all acts necessary for the implementation of the Merger, as well as ratifying all acts already performed. Pursuant to paragraph 6 of Article 124 of Brazilian Corporation Law, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Articles 22 and 25 of CVM Resolution No. 81, are available to shareholders at the Company’s headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (b3.com.br). General Instructions: Pursuant to Article 5, Paragraph 4 of CVM Resolution No. 81, the Company clarifies that the choice of the exclusively digital format for the holding of the Meeting took into account several relevant factors, including the historical level of presence and engagement in recent years in which it was held in the exclusively digital format, as well as to enable the participation of foreign shareholders. In addition, a balance was sought between the costs of holding the Meeting and the costs that shareholders would eventually Call Notice Manual and Management Proposal > Call Notice 16 have to attend. Finally, the decision is in line with prevailing practices in the market, reinforcing the Company’s commitment to efficiency and good practices. In this regard, shareholders wishing to participate in the Meeting, either directly or by proxy, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least two (2) days prior to the Meeting (i.e., October 28, 2026). The accreditation shall contain, mandatorily, (i) the identification of the shareholder and, if applicable, of its legal representative who will attend the Meeting, including their full names and their CPF or CNPJ, as the case may be, and telephone and e-mail address of the applicant; (ii) the e-mail address by which the shareholder wishes to receive the instructions for participation in the Meeting; (iii) information if it belongs to a Shareholder Group, as defined in the Company’s Bylaws and (iv) copy of the documents required for participation in the Meeting, as indicated in the Management Proposal. For individuals: (a) Identification document with a photo of the shareholder or, if applicable, identity document with photo of its proxy and the respective power of attorney, without the need for certification of signature. For legal entities: (a) Current consolidated bylaws or articles of association, as the case may be; (b) Corporate documents that prove the legal representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; (c) Identification document with a photo of the legal representative or proxy, as applicable. For investment funds: (a) Current consolidated governing document of the investment fund; (b) Bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund; (c) Corporate documents that prove the powers of representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and (d) Identification document with a photo of the legal representative or proxy, as applicable. The documents above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br. Shareholders or their accredited legal representatives: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) are not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) are not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting. The shareholder assumes full responsibility for the possession and confidentiality of the information and guidelines transmitted to it by the Company. The technical requirements for participating in the Meeting are: (i) for participating by computer: (i.a) have a web browser compatible with Microsoft Teams installed; (i.b) broadband Internet connection; (i.c) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (i.d) minimum processor and other requirements Manual and Management Proposal > Call Notice 17 recommended by the platform vendor (microsoft. teams.com); and (ii) for participating by mobile device: (ii.a) have the Microsoft Teams app installed; (ii.b) have a broadband Internet connection; and (ii.c) have a camera, microphone and speakers compatible with Microsoft Teams. The Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholder, nor for any other issues external to the Company that may hinder or make it impossible for the shareholder to participate in the Meeting through the Digital Platform. Additional Information regarding participation in the Meeting: Digital Platform: shareholders who choose to participate in the Meeting through the Digital Platform shall do so using the Microsoft Teams electronic platform, and the guidelines and data for connection in the electronic environment shall be sent to the Shareholders (or, if applicable, their legal representatives or proxies) who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by October 28, 2026, which shall also include the documents required for such Shareholder’s participation in the Meeting as detailed in the Management Proposal. The Digital Platform shall enable shareholders accredited within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in CVM Resolution No. 81. The detailed rules and instructions, as well as additional procedures and information for Shareholder participation in the Meeting through the electronic participation system, are set out in item 3 of the Management Proposal, available on the Company’s Investor Relations website (ri. embraer.com.br), on the website of the Brazilian Securities and Exchange Commission (Comissão > Call Notice de Valores Mobiliários – CVM) (cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (b3. com.br). Remote Voting Ballot: To participate in the Meeting through remote voting ballot (boletim de voto à distância), Shareholders shall send them through the shareholders’ custody agents, the bookkeeper of the shares issued by the Company or the central depository where the shares are deposited or, alternatively, directly to the Company, in accordance with the guidelines contained in the Manual for the Meeting published on the same date and available on the websites indicated above. Any documents or proposals, explanations of vote, protests or dissent on the matters to be resolved must be presented on the day of the Meeting, in writing to the Meeting’s presiding officers, which, for this purpose, will be represented by the Secretary of the Meeting. São José dos Campos, September 30, 2026. Raul Calfat Chairman of the Board of Directors Manual and Management Proposal 18 MANAGEMENT PROPOSAL 5 Manual and Management Proposal The Company’s Management hereby presents to the Meeting its proposals below regarding the matters on the agenda: (i) To approve the “Protocol and Justification for the Merger of Embraer GPX Ltda. into Embraer S.A.” entered into by the management of the Company and of Embraer GPX Ltda. (“GPX”) (“Protocol and Justification”), ratifying its execution by the Company’s management; Articles 224 and 225 of the Brazilian Corporate Law provide that the conditions and rationale for merger transactions shall be described in the protocol to be executed between the management of the companies involved. Management therefore proposes the approval of the Merger Protocol and Justification, available as Annex I to this Manual. (ii) To ratify the appointment and engagement of Forvis Mazars Auditores Independentes - Sociedade Simples, with headquarters in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, CEP 13024-001 enrolled with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. CRC 2SP023701/O-8 (“Appraisal Firm”), as the specialized firm responsible for preparing the appraisal report of the book value of GPX’s net equity, pursuant to Articles 226 and 227 of Law No. 6,404/76, as of the reference date of June 30, 2026 (“Appraisal Report”); Management proposes the ratification of the appointment and engagement of the Appraisal Firm as responsible for preparing the Appraisal Report. Annex II to this Manual, as required by Article 25 of CVM Resolution No. 81, contains the information about the Appraisal Firm. The Appraisal Firm has represented that it has no direct or indirect interest in the companies involved or in the transaction, and that there are no relevant circumstances that could characterize a conflict of interest. (iii) To approve the Appraisal Report; Management proposes the approval of the Appraisal Report, for purposes of the merger of GPX into the Company, under the terms and conditions set forth in the Protocol and Justification. Annex III to this Manual contains the Appraisal Report. (iv) To approve the merger of GPX into the Company, under the terms and conditions set forth in the Protocol and Justification (“Merger”) effective as of October 31, 2026; Management proposes the approval of the Merger, under the terms and conditions set forth in the Protocol and Justification, whereby the Company shall receive, at their respective book values, all of GPX’s assets, rights and obligations, succeeding GPX by operation of law, on the basis of the items reflected in GPX’s balance sheet with a reference date of June 30, 2026. Any changes in shareholders’ equity determined as of such reference date up to the date of the Meeting, upon which the Merger shall become effective, if approved, shall be recorded and reflected in the Company’s accounting records. The Merger will not result in an increase in the Company’s capital stock, which will remain Management Proposal Manual and Management Proposal > Management Proposal 20 unchanged, given that the entire capital stock of GPX is held by the Company and, therefore, GPX’s net equity is fully reflected in Embraer’s net equity as a result of the application of the equity method of accounting. Annex IV to this Manual, as required by Article 22 of CVM Resolution No. 81, contains the information and documents relating to the Merger. (v) To authorize the Company’s management to take all measures necessary to implement the resolutions to be approved at the Meeting in connection with the Merger, including, but not limited to, performing all acts necessary for the implementation of the Merger, as well as ratifying all acts already performed; Considering the approval of the Protocol and Justification, containing the terms and conditions of the Merger, as well as the approval of the Merger, it is proposed that the Company’s management be authorized to take all measures necessary to implement such resolutions, including, but not limited to, performing all acts necessary for the implementation of the Merger, as well as ratifying all acts already performed. Manual and Management Proposal > Management Proposal 21 PROTOCOL AND JUSTIFICATION FOR THE MERGER OF EMBRAER GPX LTDA. INTO EMBRAER S.A. Manual and Management Proposal Annex I PROTOCOL AND JUSTIFICATION FOR THE MERGER OF EMBRAER GPX LTDA. INTO EMBRAER S.A. ENTERED INTO BETWEEN THE MANAGEMENT OF EMBRAER GPX LTDA. AND EMBRAER S.A. DATED SEPTEMBER 10, 2026 Manual and Management Proposal 23 This private instrument is entered into by and between the management of the following companies: I. EMBRAER GPX LTDA., a limited liability company, with its head office and venue in the City of Gavião Peixoto, State of São Paulo, at Estrada Municipal Euclides Martins, No. 2,170, Buildings G-1130, G-1131 and G-1132, Zip Code 14.813-000, enrolled with the CNPJ/MF under No. 08.497.572/0001-30, herein duly represented in accordance with its articles of association (“GPX”), in its capacity as the acquired company; and II. EMBRAER S.A., a publicly held company, with its head office in the City of São José dos Campos, State of São Paulo, enrolled with the CNPJ/MF under No. 07.689.002/0001-89, at Avenida Brigadeiro Faria Lima, No. 2,170, Putim, Zip Code 12.227-901, herein represented in accordance with its bylaws (“Embraer” and, together with GPX, the “Companies”), in its capacity as the surviving company. WHEREAS: (i) Embraer is a publicly-held company registered as a category “A” securities issuer with the Brazilian Securities and Exchange Commission (“CVM”), with shares traded on the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the corporate purpose of which is to: (i) design, build and market aircraft, equipment, materials, systems, software, accessories and components for the aerospace, defense, security, energy or other industries that require complex, integrated systems to support their operations; (ii) carry out other technological, industrial, commercial and service activities related to the aerospace, defense, security, energy or other industries that require complex, integrated systems to support PROTOCOL AND JUSTIFICATION FOR THE MERGER OF EMBRAER GPX LTDA. INTO EMBRAER S.A. their operations; (iii) contribute to the training of technical personnel required by the industries listed in the items above; and (iv) engage in the generation of electric power for its own consumption, with the possibility of selling any surplus; (ii) GPX is a limited liability company, the capital stock of which is wholly owned by Embraer and whose corporate purpose is: (i) management of its own assets; (ii) representation, sale and purchase of aircraft parts, accessories and equipment, as well as aircraft and lubricants, and the import and export of engines, jet engines, and their parts, components and accessories for aircraft; (iii) rendering of services related to the aeronautical industry; (iv) rendering of maintenance and repair services; (v) purchase and sale of aeronautical material parts, warranty management, the rendering of engineering services, technical services and assistance services for aircraft, as well as the training of technical personnel required for the operation of aircraft and any type of services to third parties directly or indirectly related to the company’s corporate purpose, and in particular aircraft maintenance; (iii) Embraer’s assets currently include its investment in GPX, consisting of one thousand five hundred (1,500) quotas, with a par value of one real (R$1.00) each, representing one hundred percent (100%) of GPX’s capital stock; and (iv) the management of the Companies has concluded that integrating the activities carried out by GPX into Embraer will further optimize their operations, as further detailed below, and that the merger of GPX’s net equity into Embraer represents the most efficient structure to be adopted for the integration of their activities; Manual and Management Proposal > Annex I – PROTOCOL AND JUSTIFICATION 24 NOW THEREFORE, pursuant to Articles 223 to 227 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporations Law”), together with Articles 1,116 and 1,118 of Law No. 10,406/2002, as amended (“Brazilian Civil Code”), the parties agree to execute this Protocol and Justification for the Merger of EMBRAER GPX LTDA. into EMBRAER S.A. (“Protocol and Justification”), for the purpose of governing the terms and conditions applicable to the merger of GPX into Embraer (“Merger”), under the following terms and conditions: 1. Purpose 1.1. Basis of the Merger The purpose of this Protocol is to establish the basis for the Merger, pursuant to which, as of the Effective Date: 1.1.1. Embraer shall merge the entirety of GPX’s net equity, at book value, and shall succeed GPX in all of its rights and obligations; and 1.1.2 GPX shall be extinguished, and, as a result, the quotas issued by GPX shall be cancelled and extinguished, with Embraer’s capital stock remaining unchanged following the Merger, pursuant to Clause 4.3 of this Protocol and Justification. 2. Justification for the Merger 2.1. Justification The Merger is aligned with Embraer’s strategy of optimizing its corporate and business structures. The aim is to reduce costs in administrative areas and in complying with ancillary obligations, as well as to make joint management more efficient by levering synergies, which shall result in equity and financial benefits for Embraer. 2.2. Interest in the Merger and Benefits for the Companies The Merger serves the interest of the Companies, as it will allow for the reorganization and more efficient exploitation of GPX’s assets and liabilities, while maintaining the general business standards and guidelines. In addition, the Merger will bring the administrative, economic and financial benefits for the Companies described in item 2.1 above. 3. Appraisal 3.1. Appraisal Report The Companies agree that, pursuant to the Appraisal report attached as Annex 3.1 to this Protocol (“Appraisal Report”), the book value of the net equity determined based on GPX’s accounting records was valuated by Forvis Mazars Auditores Independentes - Sociedade Simples, with head office in the City of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, Zip Code 13024-001, enrolled with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under CRC No. 2SP023701/O-8 (the “Appraisal Firm”), as of the reference date of June 30, 2026 (the “Reference Date”), based on the balance sheet prepared by GPX’s management for the Reference Date and for this specific purpose. According to the information contained in the Appraisal Report, the total book value of GPX’s net equity is equivalent to R$ 10,584,362.50 (ten million, five hundred and eighty-four thousand, three hundred and sixty-two reais and fifty centavos) as of the Reference Date, which is already reflected in Embraer’s balance sheet (the “Reference Balance Sheet”) as an investment. Manual and Management Proposal > Annex I – PROTOCOL AND JUSTIFICATION 25 3.2. Changes in Equity Any changes in GPX’s equity occurring between the Reference Date and the Effective Date shall be fully absorbed by Embraer and recorded directly in its financial statements. 3.3. Conflict The Appraisal Firm has represented that it has no direct or indirect interest in the companies involved in the Merger nor in the Merger itself that could prevent or affect the preparation of the Appraisal Report requested of it for purposes of the Merger. 3.4. Appraisal under Article 264 of the Brazilian Corporations Law Since GPX’s capital stock is wholly owned by Embraer, the Merger shall not result in any increase in Embraer’s capital stock or the issuance of new shares by Embraer, as described in Clause 4.3 of this Protocol and Justification, and there is, accordingly, no applicable share exchange ratio. Therefore, the Appraisal report and the other rules set forth in Article 264 of the Brazilian Corporations Law do not apply to the Merger. 4. Capital Stock 4.1. Capital Stock of GPX As of this date, GPX’s capital stock is one thousand five hundred reais (R$1,500.00), divided into one thousand five hundred (1,500) quotas, with a par value of one real (R$1.00) each, all held by Embraer, its sole quotaholder. 4.2. Capital Stock of Embraer As of this date, Embraer’s capital stock is five billion, one hundred fifty-nine million, six hundred seventeen thousand, fifty-two reais and forty-two cents (R$5,159,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand and forty-four (740,465,044) registered common shares, one of which is a special class common share (golden share) held by the Federal Government, distributed as set forth in its Reference Form. 4.3. Effects of the Merger Upon the completion of the Merger on the Effective Date: (i) Embraer shall absorb the entirety of GPX’s assets and liabilities; (ii) the Merger shall not result in any increase in Embraer’s capital stock, which will remain unchanged, given that the entirety of GPX’s capital stock is held by Embraer and, therefore, GPX’s net equity is already fully reflected in Embraer’s net equity as a result of the application of the equity method of accounting; (iii) there shall be no change, as a result of the Merger, in the economic or voting rights attached to Embraer’s existing shares; and (iv) the quotas representing GPX’s capital stock shall be extinguished and cancelled upon the Merger. 5. General Aspects of the Merger 5.1. Withdrawal Rights and Article 264 of the Brazilian Corporations Law Since the quotas issued by GPX are wholly held by Embraer, no withdrawal rights shall be exercisable as a result of the Merger. Likewise, the Appraisal referred to in Article 264 of the Brazilian Corporations Law is not required, insofar as there are no quotaholders of GPX other than Embraer. 5.2. Exchange Ratio Not applicable, given that: (i) Embraer is the sole quotaholder of GPX; (ii) the quotas representing GPX’s capital stock shall be extinguished and cancelled as a result of the Merger; and (iii) there shall be no increase in capital stock or issuance of new shares by Embraer as a result of the Merger. Manual and Management Proposal > Annex I – PROTOCOL AND JUSTIFICATION 26 5.3. Extinguishment and Succession As a result of the Merger, GPX shall cease to exist and shall be succeeded by Embraer, as universal successor and without interruption, in all of its assets and liabilities, rights and obligations, of any nature, whether pecuniary or non-pecuniary, pursuant to Article 227, Paragraph 3 of the Brazilian Corporations Law, together with Article 1,116 and 1,118 of the Brazilian Civil Code. 6. Actions Relating to the Merger 6.1. GPX Quotaholders’ Meeting A quotaholders’ meeting of GPX shall be held to, among other matters: (i) approve the Protocol and Justification; (ii) approve the Merger, under the terms and conditions of this Protocol and Justification; and (iii) approve the performance, by GPX’s management, of the acts necessary to implement the Merger, if approved. 6.2. Embraer’s Extraordinary General Shareholders’ Meeting An extraordinary general meeting of Embraer’s shareholders shall be held to, among other matters: (i) approve the Protocol and Justification; (ii) ratify the appointment and engagement of the Appraisal Firm as responsible for appraising the net equity of GPX to be merged into Embraer, as well as for preparing the Appraisal Report; (iii) approve the Appraisal Report; (iv) approve the Merger, under the terms and conditions of this Protocol and Justification; and (v) approve the performance, by Embraer’s management, of the acts necessary to implement the Merger. 6.3. Bylaws Since the Merger shall not result in any increase in Embraer’s capital stock, its bylaws shall remain unchanged as a result of the Merger. 6.4. Consummation of the Merger The Merger shall become effective, for all purposes, on October 31, 2026 (the “Effective Date”), assuming that the corporate approvals referred to in items 6.1 and 6.2 above have been obtained by (and including) such date. 7. Miscellaneous 7.1. Management’s Recommendation In view of the foregoing, the management of the Companies believes that the Merger is in the interest of the Companies, and therefore recommends its implementation. 7.2. Severability Should any court declare any provision contained in this Protocol and Justification to be null and void or ineffective, such a ruling shall not affect the validity and effectiveness of the remaining provisions, which shall be fully enforced; the Companies hereby undertake to endeavor their best efforts to validly adjust such provisions so as to achieve the same effects as the provision that has been declared null and void or has become ineffective. 7.3. Entire Agreement, Annexes and Amendments This Protocol and Justification and annex thereto constitute the entire understanding and agreement of the members of management of the Companies, as applicable, with respect to the matters governed herein. This Protocol and Justification and annex thereto may only be amended or supplemented by a written instrument signed by the management of the Companies. 7.4. Filing Upon approval of the Merger by Embraer’s shareholders and by GPX’s sole quotaholder, Manual and Management Proposal > Annex I – PROTOCOL AND JUSTIFICATION 27 Embraer’s management shall be responsible for filing and publishing all acts relating to the Merger, pursuant to Article 227, Paragraph 3 of the Brazilian Corporations Law, and for making the necessary registrations with the relevant federal, state and municipal authorities. 7.5. Documents This Protocol and Justification, the Appraisal Report and all other documents and information required under CVM Resolution No. 78, dated March 29, 2022, and CVM Resolution No. 81, dated March 29, 2022, will be available on the websites of CVM (cvm.gov.br) and B3 (b3.com.br), as well as at Embraer’s head office and on Embraer’s investor relations website (ri.embraer.com.br). 7.6. Costs Any costs and expenses that may be incurred to carry out the Merger shall be borne by Embraer. 7.7. Governing Law This Protocol and Justification shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil. 7.8. Dispute Resolution Any disputes or conflicts arising out of or in any way related to this Protocol and Justification, including as to its existence, validity, performance, interpretation or termination, involving either of the Companies, including their successors of any kind, shall be resolved by arbitration before the B3 Market Arbitration Chamber, in accordance with its applicable rules. 7.9. Irrevocability This Protocol and Justification is irrevocable and binding, and the obligations hereby assumed by the Companies shall also bind their successors of any kind. > Annex I – PROTOCOL AND JUSTIFICATION 7.10. Novation The failure or delay of either Company to exercise any right provided for in this Protocol and Justification shall not be deemed as a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall only be effective if specifically granted in writing. 7.11. Assignment No rights or obligations set forth in this Protocol and Justification may be assigned without the prior express written consent of each of the Companies. 7.12. Financial Statements In view of the exemption provided for in Article 16 of CVM Resolution No. 78, dated March 29, 2022 (“RCVM 78”), the Companies have not disclosed specific financial statements for purposes of the Merger, as set forth in Article 6 of RCVM 78. 7.13. Certificate Pursuant to Article 234 of the Brazilian Corporations Law, the Merger certificate issued by the board of trade shall constitute a valid document for the registration and annotation, with the relevant public and private registries, of the universal succession by Embraer with respect to the properties, rights, assets, claims, powers, privileges, immunities, actions, defenses, duties, obligations, liabilities, subjections, encumbrances and responsibilities forming part of or related to the Merger. 7.14. Enforceable Instrument This Protocol and Justification, once signed in the presence of 2 (two) witnesses, shall constitute an extrajudicial enforceable instrument under Brazilian civil procedure law (Article 784, item III, of Law No. 13,105/2015), for all legal purposes. Manual and Management Proposal 28 7.15. Specific Performance The Companies hereby acknowledge that (i) this Protocol and Justification constitutes an extrajudicial enforceable instrument for all purposes and effects of Articles 497, 806 and 815 of Law No. 13,105/2015, and (ii) proof of receipt of notice, accompanied by the supporting documents, shall be sufficient to substantiate a motion for specific performance of the obligation. 7.16. Electronic Format This Protocol and Justification is executed electronically, through the Docusign platform, and entire content hereto shall be deemed fully valid as of the affixing of the last signature, the integrity and authenticity of which the Companies hereby acknowledge, as guaranteed by an encryption system, in accordance with Article 10, Paragraph 2, of Provisional Measure No. 2200-2/2001, as well as subsequent legislation. The signatories represent that they are the legitimate representatives of the Companies and have the authority to execute this Protocol and Justification. IN WITNESS WHEREOF, the parties execute this Protocol and Justification in a single digital counterpart, together with the 2 (two) witnesses identified below. SEPTEMBER 10, 2026 Manual and Management Proposal > Annex I – PROTOCOL AND JUSTIFICATION 29 SIGNATURE PAGE OF THE PROTOCOL AND JUSTIFICATION FOR THE MERGER OF EMBRAER GPX LTDA. INTO EMBRAER S.A. EXECUTED ON SEPTEMBER 10, 2026 EMBRAER GPX LTDA. By: Thalita Alfano Sulas Grandi Position: President Director EMBRAER S.A. By: Francisco Gomes Neto Position: President & CEO 1. Name: CPF: Witnesses: 2. Name: CPF: EMBRAER GPX LTDA. By: Daniel Vieira de Biasi Cordeiro Position: Director EMBRAER S.A. By: Felipe Santana Santiago de Lima Position: Executive Vice President, Financial and Investor Relations EMBRAER S.A. By: Luís Carlos Marinho da Silva Position: Executive Vice President, Operations EMBRAER S.A. By: Roberto de Deus Chaves Position: Executive Vice President, Global Procurement & Supply Chain Manual and Management Proposal > Annex I – PROTOCOL AND JUSTIFICATION 30 INFORMATION ON APPRAISERS (EXHIBIT L OF CVM RESOLUTION No. 81/2022, PURSUANT TO ARTICLE 25 OF CVM RESOLUTION No. 81/2022) Manual and Management Proposal Annex II 1. List the appraisers recommended by management The Company’s management recommends the engagement of Forvis Mazars Auditores Independentes - Sociedade Simples, with headquarters in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, CEP 13024-001 enrolled with the CNPJ/ MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. CRC 2SP023701/O-8 (“Mazars” or “Appraisal Firm”) as responsible for preparing the appraisal report of the book value of GPX’s net equity, in connection with its merger into the Company. 2. Describe the qualifications of the recommended appraisers Mazars is an internationally integrated partnership specializing in audit, advisory, financial advisory, tax consulting and BPO services, operating in more than 100 countries and territories. Mazars is qualified to meet all valuation standards required, both domestically and internationally, throughout the phases and transactions that compose the business life cycle. 3. Provide a copy of the recommended appraisers’ engagement and fee proposals Annex II.2 to this Annex II contains the Appraisal Firm’s engagement and fee proposal. > Annex II – INFORMATION ON APPRAISERS 4. Describe any material relationship existing over the past three (3) years between the recommended appraisers and parties related to the Company, as defined by the accounting rules governing this matter Mazars has represented that it holds no direct or indirect interest in the companies involved or in the transaction, and that there are no material circumstances that could characterize a conflict of interest. Mazars holds no investments in Embraer or in any company of its group, and has not rendered any other services to Embraer over the past three (3) years other than the accounting report on the merger of GPX into Embraer. Manual and Management Proposal 32 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT PROPOSAL FOR NET EQUITY VALUATION REPORT Embraer GPX Ltda. June, 2026 Your need, our action Approach to providing independent professional audit services Attention to: Sir Marcos Paulo de Almeida Rosa It is our great pleasure to present an overview of our organization, along with information regarding the services related to the Net Equity Valuation Report. We hope this information meets your expectations and provides the appropriate support for your decision-making. We emphasize our interest in serving you, understanding your needs and proposing the best methodology for our services. We remain available to answer any questions you may have. Best regards, Franciane H Moraes Messias Audit Partner - CRC 1SP268349/O-5 FORVIS MAZARS AUDITORES INDEPENDENTES - SOCIEDADE SIMPLES CNPJ/MF no 07.326.840/0004-30 Av. Coronel Silva Teles, 1002 - Conj. 54 Campinas – Brasil CEP: 13024-001 Forvis Mazars Role Contribute to the efficiency and reliability of your accounting processes. Focus of our approach Evaluate your prospects and understand your business; important steps to add value. Expectations We want to understand your challenges and validate expectations. A new vision Specialized knowledge and innovative tools to conduct audit work. Communication A channel that is always open to build a relationship of trust and easy communication. Experience Professionals with knowledge and skills that will bring security and quality to the audit and timeliness, alignment and clarity in the conduct. Manual and Management Proposal 33 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT WHO WE ARE Introducing Forvis Mazars Forvis Mazars is a leading global professional services network. Consisting exclusively of just two members, it is designed to be agile, consistent and have global scale to meet the needs of its clients. • Two members operating under a single brand - Forvis Mazars Group SC, an integrated, international partnership operating in over 100 countries and territories, and Forvis Mazars LLP in the United States. • Committed to delivering an unparalleled client experience, providing audit and assurance, tax, financial advisory, BPO and business consulting services worldwide. • Our strategic mission is to move our clients, employees, industries and communities forward. Learn more about us. WHO WE ARE In summary • Top 10 global network* • +100 countries and territories • +40,000 professionals • US$5bn revenue** • +400 offices • +1,800 partners Forvis Mazars is the brand name of the Forvis Mazars Global network (Forvis Mazars Global Limited) and its two independent members: Forvis Mazars LLP in the United States and Forvis Mazars Group SC, an internationally integrated partnership that operates in more than 100 countries and territories. WHO WE ARE Truly global geographic presence Forvis Mazars is a leading global professional services network. Our team of over 40,000 professionals is committed to delivering an unparalleled experience to clients around the world. Forvis Mazars Forvis Mazars Group Correspondents Afghanistan Albania Algeria Angola Argentina Australia Austria Bahrain Belgium Bermuda Bosnia and Herzegovina Botswana Brazil Bulgaria Burkina Faso Cameroon Canada Cayman Islands Chile China Colombia Congo Croatia Cyprus Czech Republic Democratic Republic of the Congo (DRC) Denmark Egypt Finland France Gabon Germany Ghana Greece Hong Kong Hungary India Indonesia Ireland Israel Italy Ivory Coast Japan *Source: 2023 IAB World Network ranking. Based on 2023 revenue figures from Mazars and FORVIS. **Mazars: €2.8 billion ($3 billion) as of August 31, 2023 + FORVIS: €1.6 billion ($1.7 billion) as of May 31, 2023. Manual and Management Proposal 34 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT WHO WE ARE Coast-to-coast coverage in the US • 79 offices • 28 states • 600+ partners and directors • 7,000+ professionals Jordan Kazakhstan Kenya Mauritius Mexico Moldova Morocco Mozambique The Netherlands New Caledonia Niger Nigeria North Macedonia Korea Kosovo Kuwait Kyrgyzstan Latvia Lebanon Libya Lithuania Luxembourg Madagascar Malawi Malaysia Malta Norway Oman Pakistan Palestine Panama Peru Philippines Poland Portugal Qatar Romania Rwanda Saudi Arabia Senegal Serbia Singapore Slovakia Slovenia South Africa Spain Sweden Switzerland Taiwan Tanzania Thailand Togo Tunisia Turkey Uganda Ukraine United Arab Emirates United Kingdom United States Uruguay Uzbekistan Venezuela Vietnam Zimbabwe FORVIS MAZARS IN BRAZIL Growing with our clients Founded in 2002 in Brazil, Forvis Mazars in Brazil is already consolidated as a reference in quality in auditing, consulting and at the forefront of business solutions with strong added value. Our figures • +1000 employees • 30 partners • +2000 clients • 8 offices Manual and Management Proposal 35 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT 5 REASONS TO CHOOSE What to expect from our team 1. Active and frequent participation of partners, directors and managers in the conduct of work. We work closely with management, always seeking solutions for significant auditing and accounting issues. 2. Agility in responding to emerging and important issues for our clients. Frequent and organized communication, using simple language. 3. Technical and business knowledge. Our team is made up of specialists from a wide range of sectors. Our professionals are always up to date, being trained and evaluated periodically. 4. Creative and innovative team, aligned with disruptive developments and technological advances. Our structure and processes allow us to accelerate the execution of manual and repetitive work, and focus on complex and risky issues. 5. People. A united team, with an entrepreneurial spirit, with a culture of delivering results above expectations. An organization that retains talent and cares for their careers. Our services Audit • Independent Audit Review of Corporate Financial Statements and/or Consolidation • Package Independent Audit Review of Specific Components of Financial Statements • Limited Review of Financial Information • Adoption of Previously Agreed-Upon Procedures • Assurance Work (NAAE)Accounting and Internal Controls Diagnostics • Implementation of USGAAP, IFRS and CPCs • Report on Assessments of Accounting Equity Consulting • Anti-Corruption and Money Laundering Prevention • Internal Controls and Risk Management Internal Audit • OPEX Reduction • Business Recovery Services • Governance and Strategic and Financial Management • Information Technology – I.T. • RPA - Robotic Process Automation • Actuarial Services • Accounting Consulting Outsourcing • Accounting and Tax Outsourcing • Financial Outsourcing • Paralegal • Payroll and Benefits Outsourcing • Contract Management • Specialty Work TAX consulting • Tax Compliance and Consulting • Direct and Indirect Taxation • International Taxation and Customs • Transfer Pricing • Labor and Social Security • Support for Inspections and Proceedings Manual and Management Proposal 36 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT • Taxation for Individuals/Expatriates • Training/Workshops Financial Advisory • Financial Due Diligence • Tax and Labor Due Diligence • Company and Intangible Asset Valuation • Fixed Asset Valuation • Financial Modeling • Fraud, Litigation and Arbitration • Mergers and Acquisitions & Restructuring • Fraud & Investigation AUDIT Governance in Forvis Mazars Audit Our audit governance process encompasses issues relevant to our profession that support us in the sustainable growth of the Forvis Mazars brand, and the perception of the distant borrower within the market in which we operate. Our governance includes: • Quality assurance structure – Our processes include quality in every sense, ensured by self-assessment processes, internal reviews carried out by Forvis Mazars Corporativo, and coaching review processes in audit projects. • Training – We invest a large number of hours in training our professionals, from trainees to partners. Our team participates annually in global training, in order to replicate it for our local team. • Risk committee – We have a risk committee to discuss acceptance and continuity of our clients, as well as ethical issues that may eventually arise during the course of our work. • Technical area – We have a technical area in the audit, composed of senior members of our organization, with in-depth knowledge of accounting and auditing standards. • Audit policies and methodology – Our audit policies and methodology are based on international auditing standards - ISAs, and in the case of the North American environment we adopt specific standards. Manual and Management Proposal 37 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT Renan Alves Marcelo Braga Éverton Paetzold Marcelo Nogueira Rodrigo Santos Tibério Melo Guilherme Veloso Guilherme Luz Roland Kurzi • +60 Specialists (tax, IT, labor, valuation, etc.) • +200 Managers and staff Paulo Misse Fábio Sousa Franciane Moraes Douglas Oliveira Cristiane Daruj Éder Mutinelli Andreia Gini Tiago Bezerra Danhiel Reis OUR TEAM Audit Partners OUR REFERENCES Audit Listed clients Manual and Management Proposal 38 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT Financial institutions Clients Manual and Management Proposal 39 > Annex II.2 - PROPOSAL Manual and Management Proposal FOR NET EQUITY VALUATION REPORT 40 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT YOUR NEED, OUR ACTION Approach to providing professional services related to the Net Equity Valuation Report Scope Our services will comprise: • Examination of the accounting information of Embraer GPX Ltda as of June 30, 2026, for the purpose of issuing a valuation report on its book net equity—determined based on accounting records—in connection with its merger into EMBRAER S.A. Our work will be conducted in accordance with Technical Communiqué “CTG 2002 – Valuation Report Issued by an Accountant” and with Brazilian and international auditing standards issued by the Federal Accounting Council (CFC). These standards require the auditor to comply with relevant ethical requirements set forth in the Code of Professional Ethics and Professional Standards issued by the CFC, and to plan and perform the audit to obtain reasonable assurance that the accounting information is free from material misstatement. An audit involves performing procedures to obtain audit evidence regarding the amounts and disclosures in the accounting information. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the accounting information, whether due to fraud or error. An audit also includes evaluating the appropriateness of the accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the accounting information taken as a whole. Reports to be issued Upon completion of our work, we will issue the following document: • Valuation report on the accounting net equity of Embraer GPX Ltda., determined based on accounting records, for the period ended June 30, 2026. The content of the aforementioned reports will be discussed with the Company’s management prior to their final issuance. Should the Company fail to respond within five (5) days of the report being sent to it, the delivery of the reports by Forvis Mazars shall constitute acceptance of the services; conversely, a refusal to accept without valid reason shall result in the Company automatically assuming full and unrestricted responsibility for any consequences arising from non-receipt that might harm the Company, Forvis Mazars, or third parties. FEES Approach to providing professional services related to the Net Equity Valuation Report Based on the scope and premises presented in the technical proposal, our fees are detailed below: Fees In Brazilian reais - BRL Net Equity Valuation Report - Embraer GPX Ltda. 25,400.00 Total fees 25,400.00 The fees shall be paid in 2 (two) equal installments via bank payment slip, with the first installment due 30 (thirty) days after the express approval of this Instrument, and the subsequent installment(s) due on the same day of the following month(s). Each installment shall fall due 30 days after the issuance of the invoice. Manual and Management Proposal 41 > Annex II.2 - PROPOSAL FOR NET EQUITY VALUATION REPORT Final remarks The content of this document does not create any obligation for either party regarding acceptance, engagement, or any other form of binding commitment. Should the parties wish to proceed, the formalization of the agreement and acceptance will take place via a separate “service engagement letter.” Reimbursement of expenses Expenses incurred by Forvis Mazars exclusively in connection with the performance of our services—such as communications, reproduction costs, postage, fees and charges, courier services, telephone calls, telecommunications, transportation (taxi and mileage at R$ 2.00 per km driven), meals (capped at R$ 60.00), hotels, airfare, etc.—shall, if not paid directly by Embraer, be reimbursed at cost upon the issuance of a debit note by Forvis Mazars. Taxes The quoted fees include local taxes applicable to the invoiced amount, specifically PIS, COFINS, and ISS. Consequently, the taxes highlighted herein will not be added to the fee amounts stated in this proposal at the time of invoicing. Please note that should there be any future changes to other taxes applicable to our services—whether regarding their applicability or an increase in tax rates—such taxes and/or additional amounts will be fully included in the amounts to be invoiced. Validity of the proposal This Agreement, including its fees, commercial terms, and payment methods, is valid for 30 (thirty) days from the date of issuance. Other information This indicative proposal aims to introduce our firm and provide a preliminary, summary overview of the technical aspects of the services we propose to perform. The content of this document does not create any obligation for either party regarding acceptance, engagement, or any other form of binding commitment. Should the parties wish to proceed, the formalization of the agreement will take place via a “service engagement letter,” which will be sent following approval of the terms. CONTACT Forvis Mazars franciane.moraes@forvismazars.com Follow us LinkedIn: https://www.linkedin.com/company/ forvismazarsnobrasil/ Facebook: https://www.facebook.com/forvismazarsnobrasil/ Instagram: https://www.instagram.com/forvismazarsbr/ Youtube: https://www.youtube.com/user/ ForvisMazarsBrasil Manual and Management Proposal 42 APPRAISAL REPORT ON THE BOOK VALUE OF NET EQUITY DETERMINED BASED ON THE ACCOUNTING RECORDS Manual and Management Proposal Annex III > Annex III – APPRAISAL REPORT To the Members of Management and Shareholders Embraer S.A. Forvis Mazars Auditores Independentes- Sociedade Simples a firm established in the city of Campinas, at Av. Coronel Silva Teles, 1002 – Conj. 54 - 5th Floor, CEP: 13024-001, enrolled with the National Corporate Taxpayers’ Register of the Ministry of Finance under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. CRC 2SP023701/O-8, represented by its undersigned partner, Ms. Franciane Heloise Moraes Messias, accountant, holder of ID (RG) No. 33.675.270-2, enrolled with the Individual Taxpayers’ Register (CPF) under No. 224.428.548-05 and with the Regional Accounting Board of the State of São Paulo under No. SP262973/O-6, resident and domiciled in Campinas - SP, with an office at the same address as the firm she represents, appointed by the management of Embraer S.A., to conduct the appraisal of the book value of net equity of Embraer GPX Ltda., as of June 30, 2026, in accordance with the accounting practices adopted in Brazil, summarized in Exhibit I, hereby presents below the results of its work. Purpose of the appraisal The purpose of the appraisal of the book value of net equity, as of June 30, 2026, of Embraer GPX Ltda., is to support the merger, by Embraer S.A., of its wholly-owned subsidiary Embraer GPX Ltda. (the “Company”). Management’s responsibility for the accounting information The Company’s management is responsible for maintaining the accounting books and preparing accounting information in accordance with the accounting practices adopted in Brazil, as well as for relevant internal controls as it has determined are necessary to enable the preparation of accounting information free from material misstatement, whether due to fraud or error. A summary of the significant accounting practices adopted by the Company is described in Exhibit I to the appraisal report. Scope of work and responsibility of the independent auditor Our responsibility is to express a conclusion on the book value of the net equity of the Company, as of June 30, 2026, based on work conducted in accordance with Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures to the balance sheet for purposes of issuing an appraisal report. Accordingly, we examined the Company’s balance sheet in accordance with applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work be planned and performed with the objective of obtaining reasonable assurance that the book value of net equity determined for purposes of preparing our appraisal report is free from material misstatement. The issuance of an appraisal report involves performing selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the accountant’s judgment, including the assessment of the risks of material misstatement of net equity, whether due to fraud or error. In making those risk assessments, the accountant considers internal controls relevant to the Company’s preparation of the balance sheet in order to plan procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. The work also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the Manual and Management Proposal 44 > Annex III – APPRAISAL REPORT accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion Based on the work performed, we conclude that the amount of ten million, five hundred and eightyfour thousand, three hundred and sixty-two reais and fifty cents (R$ 10,584,362.50) of the assets and liabilities shown below, as recorded in the balance sheet as of June 30, 2026 and registered in the accounting books, represents, in all material respects, the net equity of the Company, as of the reference date of June 30, 2026, appraised in accordance with the accounting practices adopted in Brazil. Campinas, August 27, 2026. Forvis Mazars Auditores Independentes S.S. CRC 2SP023701-O-8 Franciane Heloise Moraes Messias Accountant CRC SP262973/O-6 Manual and Management Proposal 45 Amounts expressed in reais June 30, 2026 Book balance Assets Current Cash and cash equivalents 9,067,724.68 Recoverable taxes 1,502,983.77 Non-current 10,570,708.45 Other assets 41,385.05 41,385.05 Total assets 10,612,093.50 Liabilities Current Taxes payable 27,731.00 27,731.00 Net Equity Capital Stock 1,500.00 Retained earnings from prior years 10,409,188.91 Net income for the year 173,673.59 Total net equity 10,584,362.50 Total liabilities and net equity 10,612,093.50 EXHIBIT 1 - NET EQUITY OF EMBRAER GPX LTDA. The book value of the net equity of the Company under appraisal was determined based on the Company’s accounting trial balance as of the reference date of June 30, 2026 and comprises the accounting balances as follows: Manual and Management Proposal > Annex III – APPRAISAL REPORT 46 The Company, has as its business purpose: (i) the management of its own assets; (ii) representation, sale and purchase of aircraft parts, accessories and equipment, as well as fuel and lubricants, and the import and export of engines, jet engines and their respective parts, components and accessories for aircraft; (iii) provision of services related to the aeronautical industry; (iv) provision of maintenance and repair services; (v) purchase and sale of aeronautical material parts, warranty management, the provision of engineering services, technical services and assistance services for aircraft, as well as the training of technical personnel necessary for the operation of aircraft and any type of service to third parties directly or indirectly related to the corporate purpose of the Company, and in particular, aircraft maintenance. Summary of the significant accounting practices adopted by the Company PRESENTATION OF THE FINANCIAL STATEMENTS The financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, including the accounting pronouncements issued by the Accounting Pronouncements Committee (CPC), and disclose all material information relevant to the financial statements, and only such information, which are consistent with that used by management in conducting its operations. Basis of preparation The financial statements were prepared based on historical cost (except when a particular line item required a different basis) and, when applicable, were adjusted to reflect the measurement of assets and liabilities at fair value in subsequent measurement. The preparation of the financial statements requires the use of certain estimates, judgments and assumptions, which requires Management to exercise judgment in applying the Company’s accounting practices. The areas involving a higher degree of judgment or complexity, or the areas in which assumptions and estimates are significant to the preparation of the financial statements, are described in the Estimates, Judgments and Assumptions section. SIGNIFICANT ACCOUNTING PRACTICES We present below the significant accounting practices adopted in the preparation of these financial statements. 1. Functional currency The Company’s functional currency is the Real (“R$”), which is the currency of the primary economic environment in which it operates, based on the following indicators: • The currency that most influences the prices of goods and services. This is the currency in which the sale prices of its goods and services are denominated and settled; • The currency of the country whose competitive forces and regulations most influence the business; • The currency that most influences the costs of providing products or services, that is, the currency in which such costs are normally denominated and settled; • The currency in which funds from financing activities are usually generated and in which funds generated by operating activities are accumulated. Manual and Management Proposal > Annex III – APPRAISAL REPORT 47 2. Presentation currency of the financial statements In compliance with Brazilian legislation, these financial statements are presented in reais (“R$”). All balances are expressed in reais, except when otherwise indicated. These financial statements were translated into the presentation currency using the following criteria: • Assets and liabilities at the exchange rate in effect on the balance sheet date; • Comprehensive income, the statement of cash flows and the statement of value added at the average monthly exchange rate; and • Net equity items at the exchange rate in effect on the date they arose. 3. Foreign currency transactions Foreign currency transactions are translated into the functional currency using the exchange rates in effect on the transaction dates. Monetary assets and liabilities denominated and settled in foreign currencies at the balance sheet date are translated back into the functional currency at the exchange rate in effect on the date thereof. The resulting translation adjustments are recognized in profit or loss as net monetary and foreign exchange variations. 4. Cash and cash equivalents Cash and cash equivalents comprise cash on hand, bank deposits and other highly liquid investments with original maturities of up to 90 days from the date of acquisition and subject to insignificant risk of change in value. 5. Provisions, contingent assets and liabilities, legal obligations and judicial deposits Provisions are recognized taking into account the opinion of legal counsel, the nature of the claims, similarity to prior proceedings, complexity and the position taken by the courts. Whenever a loss is assessed as probable, resulting in a probable outflow of resources to settle the obligations, and when the amounts involved can be measured with sufficient reliability, a provision is recognized. Provisions for labor claims are recognized based on the historical percentage of disbursements for each claim. The provisioned amounts reflect the Company’s best estimate of the expected outflow of resources. A contingent liability is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not entirely within the entity’s control; or a present obligation arising from past events that is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be measured with sufficient reliability. Legal obligations arise from tax obligations whose legality or constitutionality has been challenged, the amounts of which are recognized in full in the financial statements. Regarding environmental provisions, the Company maintains ongoing monitoring of any environmental Manual and Management Proposal > Annex III – APPRAISAL REPORT 48 impacts that its operations may cause. Where deviations are identified between the Company’s parameters and those established by applicable legislation, corrective actions are planned and measured, and a provision is recognized taking into account all amounts necessary to achieve the desired remediation. Judicial deposits, presented as other assets, are monetarily restated. The amount recorded in provisions is considered sufficient to cover the Company’s estimates of any potential losses. - Medical cost trend rate: represents the increase in the value of medical plans and is not applied on a linear basis, since companies have historically tended to take actions aimed at reducing costs, or even changing their health plan provider. - Morbidity rate (aging factor): measures the increase in the use of health plans as a result of the aging of the population. - Mortality table: the RP-2000 Generational table made available by the Society of Actuaries, which shows the mortality rate by age bracket and gender, is used. - Retirement probability: an estimate of the probability of retirement by age bracket. - Turnover rate: the T-3 Service table made available by the Society of Actuaries, which shows the average employee turnover rate by age bracket, is used. Remeasurements of the provision are recognized in other comprehensive income, net of taxes, to the extent that assumptions are updated, and in profit or loss when there is a change in the costs of the benefit plan in effect or when there are any changes to the plan’s contractual terms. Both the calculation, which uses the projected unit credit method, and the assumptions related > Annex III – APPRAISAL REPORT to this provision are reviewed annually by qualified independent actuaries. 6. Income tax and social contribution Income tax and social contribution expense comprises current and deferred income tax and social contribution. Current and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in net equity or in other comprehensive income. Current and deferred income tax and social contribution are calculated based on the 15% rate, plus a 10% surtax on taxable income exceeding R$ 240 for income tax purposes, and 9% on taxable income for social contribution on net income purposes. Deferred income tax is recognized on temporary differences between the tax and accounting bases of assets and liabilities. For purposes of recognizing deferred tax assets arising from temporary differences and tax losses, the Company assesses the expectation of generating future taxable income against which such temporary differences and accumulated tax losses could be offset. Deferred tax assets and liabilities are offset when there is a legally enforceable right and the intention to settle them on a net basis upon determination of current taxes, generally relating to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis. This exhibit is an integral and inseparable part of the appraisal report on the book value of the net equity of the Company, as of the reference date of June 30, 2026, issued for the purpose of supporting the merger, by Embraer S.A., of its wholly-owned subsidiary Company. Manual and Management Proposal 49 INFORMATION ON THE MERGER (EXHIBIT I TO CVM RESOLUTION No. 81/2022, PURSUANT TO ARTICLE 22 OF CVM RESOLUTION No. 81/2022) Manual and Management Proposal Annex IV > Annex IV – INFORMATION ABOUT THE MERGER 1. Transaction protocol and justification, pursuant to Articles 224 and 225 of Law No. 6,404, of 1976 The “Protocol and Justification for the Merger of Embraer GPX Ltda. into Embraer S.A.” entered into between the management of Embraer S.A. (“Embraer” or “Company”) and of GPX Ltda. (“GPX”), on September 10, 2026, is attached as Annex I to this Management Manual (“Manual”). 2. Other agreements, contracts and preliminary agreements governing the exercise of voting rights or the transfer of shares issued by the surviving or resulting companies, filed at the company’s headquarters or to which the company’s controlling shareholder is a party Not applicable. 3. Description of the transaction, including: a. Terms and Conditions The transaction consists of the merger of GPX into the Company, with the consequent extinguishment of GPX, which shall be succeeded by the Company with respect to all of its assets, rights and obligations (the “Merger”). All of GPX’s assets and liabilities shall be absorbed by the Company. The Merger shall not result in an increase in the Company’s capital stock, which shall remain unchanged, considering that the entirety of GPX’s capital stock is held by the Company and, therefore, GPX’s net equity is already fully reflected in Embraer’s net equity as a result of the application of the equity method. For this reason, no new common shares shall be issued by the Company as a result of the Merger, and there shall be no exchange ratio whatsoever. The Merger of GPX shall be carried out based on the book value of GPX’s net equity, as reflected in its balance sheet as of the reference date of June 30, 2026, provided that any changes in net equity recorded after such reference date shall be recognized and reflected in the Company. b. Indemnification obligations i. Members of management of any of the companies involved Not applicable. ii. In the event the transaction is not consummated Not applicable. c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting from the transaction, before and after the transaction There shall be no changes to the rights, advantages and restrictions of the shares issued by the Company, comparing the scenarios before and after the Merger. Not applicable with respect to GPX, which shall be extinguished and succeeded by the Company with respect to all of its assets, rights and obligations. The information contained in item 12 of Embraer’s Reference Form regarding the shares comprising its capital stock, as currently available, shall remain unchanged after the transaction. d. Any need for approval by debenture holders or other creditors Not applicable. Manual and Management Proposal 51 e. Assets and liabilities that would form each portion of the equity, in the event of a spin-off Not applicable, since this is not a spin-off. f. Intention of the resulting companies to obtain registration as a securities issuer Not applicable, since the Company already holds registration as a Category A securities issuer and GPX will be extinguished as a result of the Merger. 4. Plans for the conduct of corporate business, particularly with respect to specific corporate events intended to be carried out The Merger shall not change the conduct of the Company’s corporate business, since GPX is already a wholly-owned subsidiary of the Company. Accordingly, after the Merger, the Company shall continue to engage in the development, manufacture and sale of aircraft and aerospace materials across its various business segments, maintaining its status as a publicly held company. The Company’s corporate purpose shall also remain unchanged, and there is no other specific corporate event related to the Merger intended to be carried out. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including synergies, tax benefits and strategic advantages: As a result of the Merger, the Company’s corporate structure shall be simplified, with a consequent reduction in costs for the Company, which shall no longer need to maintain a wholly-owned subsidiary. b. Costs The costs related to the Merger include the Appraisal Firm’s fees, legal fees and expenses relating to the registration of the applicable corporate acts, excluding taxes. The total amount of such costs shall be approximately one hundred and fifty thousand reais (R$ 150,000.00). c. Risk factors The Company does not foresee any risk factors related to the Merger, as it involves a whollyowned subsidiary. d. If a related-party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why such alternatives were rejected Not applicable, given that this is a merger of a wholly-owned subsidiary, such that no alternatives exist. e. Exchange ratio Not applicable, given that, as this is a merger of a wholly-owned subsidiary, no shares shall be issued by the Company and, consequently, no exchange ratio applies. Manual and Management Proposal > Annex IV – INFORMATION ABOUT THE MERGER 52 f. In transactions involving controlling companies, controlled companies or companies under common control i. Share exchange ratio calculated in accordance with Article 264 of Law No. 6,404, of 1976 Not applicable, given that, as this is a merger of a wholly-owned subsidiary, no shares shall be issued by the Company and, consequently, no exchange ratio applies. ii. Detailed description of the negotiation process for the exchange ratio and other terms and conditions of the transaction Not applicable, given that, as this is a merger of a wholly-owned subsidiary, no shares shall be issued by the Company and, consequently, no exchange ratio applies. iii. If the transaction was preceded, within the preceding twelve (12) months, by an acquisition of control or an acquisition of a controlling block of shares: • Comparative analysis of the exchange ratio and the price paid in the acquisition of control • Reasons justifying any differences in valuation across the different transactions Not applicable. iv. Justification of why the exchange ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutative nature of the transaction or, if the exchange ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation Not applicable, given that, as this is a merger of a wholly-owned subsidiary, no shares shall be issued by the Company and, consequently, no exchange ratio applies. 6. Copies of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes A copy of the minutes of the meetings of the board of directors held on September 10 and September 29, 2026, as well as a copy of the minutes of the meeting of the fiscal council held on September 10, 2026, are attached as Annex IV.6 to this Management Manual. 7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction Not applicable, given that the Company has no controlling shareholder. 8. Identification of any conflicts of interest between the financial institutions, companies and professionals that prepared the documents referred to in item 7 and the companies involved in the transaction Not applicable. 9. Draft bylaws or bylaw amendments of the companies resulting from the transaction Not applicable. The Company’s Bylaws shall not be amended as a result of the Merger. 10. Financial statements used for purposes of the transaction, pursuant to the specific rule Not applicable, pursuant to Article 16 of CVM Resolution No. 78/2022, given that there shall be no dilution resulting from the Merger. Manual and Management Proposal > Annex IV – INFORMATION ABOUT THE MERGER 53 11. Pro forma financial statements prepared for purposes of the transaction, pursuant to the specific rule Not applicable, pursuant to Article 16 of CVM Resolution No. 78/2022, given that there shall be no dilution resulting from the Merger. 12. Document containing information on the companies directly involved that are not publicly held companies, including: The information below is provided with respect to GPX, considering that Embraer is a publicly held company. a. Risk factors, pursuant to items 4.1 to 4.3 of the reference form There are no risk factors related to GPX that are not already reflected in the Company’s risk factors, given that GPX is a wholly-owned subsidiary. b. Description of the main changes in risk factors occurring in the prior fiscal year and expectations regarding any reduction or increase in risk exposure as a result of the transaction Not applicable. c. Description of its activities, pursuant to items 1.2 to 1.5 of the reference form GPX is an Embraer subsidiary that has been non-operational since 2019. d. Description of the economic group, pursuant to item 6 of the reference form; and GPX is a wholly-owned subsidiary of the Company. e. Description of the capital stock, pursuant to item 12.1 of the reference form GPX’s capital stock, as of the date hereof, is one thousand five hundred reais (R$ 1,500.00), divided into one thousand five hundred (1,500) quotas, with a par value of one real (R$ 1.00) each, all of which are held by its sole quotaholder, Embraer. 13. Description of the capital and control structure after the transaction, pursuant to item 6 of the reference form Not applicable, given that GPX shall be extinguished as a result of the Merger. Embraer’s capital and control structure shall remain the same after the transaction, such that the information contained in item 6 of Embraer’s Reference Form, as currently available, shall remain unchanged after the transaction. 14. Number, class, type and kind of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules governing tender offers for the acquisition of shares Not applicable. This is a merger of a whollyowned subsidiary into Embraer, which is a publicly held company. Manual and Management Proposal > Annex IV – INFORMATION ABOUT THE MERGER 54 15. Exposure of any of the companies involved in the transaction, or of persons related thereto, as defined by the rules governing tender offers for the acquisition of shares, to derivatives referenced to securities issued by the other companies involved in the transaction Not applicable. GPX and its related persons hold no exposure to derivatives referenced to securities issued by Embraer. 16. Report covering all transactions carried out over the past six (6) months by the persons indicated below involving securities issued by the companies involved in the transaction: a. Companies involved in the transaction Not applicable. GPX and Embraer have not carried out any transactions involving securities issued by one another over the past six (6) months. i. Private purchase transactions • The average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other material conditions ii. Private sale transactions • The average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other material conditions iii. Purchase transactions in regulated markets • The average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other material conditions iv. Sale transactions in regulated markets • The average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other material conditions b. Related parties of the companies involved in the transaction Not applicable. Related parties of GPX and Embraer have not carried out any transactions involving securities issued by GPX or Embraer over the past six (6) months. i. Private purchase transactions • The average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other material conditions ii. Private sale transactions • The average price • Number of shares involved Manual and Management Proposal > Annex IV – INFORMATION ABOUT THE MERGER 55 • Security involved • Percentage in relation to the class and type of the security • Other material conditions iii. Purchase transactions in regulated markets • The average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other material conditions iv. Sale transactions in regulated markets • The average price • Number of shares involved • Security involved • Percentage in relation to the class and type of the security • Other material conditions 17. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35, of 2008 Not applicable, given that, in connection with the Merger, no Special Independent Committee was formed, pursuant to CVM Guidance Opinion No. 35, of 2008. Manual and Management Proposal > Annex IV – INFORMATION ABOUT THE MERGER 56 EMBRAER S.A. PUBLICLY HELD COMPANY CNPJ No. 07.689.002/0001-89 NIRE 35.300.325.761 MINUTES No. 16/2026 - BOOK 009 ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 10, 2026 On September 10, 2026, at 8:30 AM, the ordinary meeting of the Board of Directors (“BoD”) of Embraer S.A. was held by its Chairman Raul Calfat and with the participation of the undersigned Board Members who approved, unanimously: (i) the execution of the “Protocol and Justification for the Merger of Embraer GPX Ltda. into Embraer S.A.” (“Protocol and Justification”), a copy of which is included in Annex 1; (ii) the ratification of the appointment and hiring of Forvis Mazars Auditores Independentes - Sociedade Simples (“Appraisal Company”) as the specialized company responsible for the preparation of the appraisal report of the book value of the equity of Embraer GPX Ltda. (“GPX”), pursuant to articles 226 and 227 of Law No. 6,404/76, as of the base date of June 30, 2026 (“Appraisal Report”); (iii) the Appraisal Report; (iv) the merger of GPX into Embraer (“Merger”), pursuant to the terms and conditions of the Protocol and Justification, effective as of October 31, 2026; (v) the Company’s Share-Based Long-Term Incentive Plan (“Plan”); (vi) the call for an Extraordinary General Meeting of the Company to resolve on matters related to the Merger and to the Plan; and (vii) the authorization to the Company’s Management Board to perform any and all acts and sign any and all documents necessary for the implementation of the resolutions taken at this meeting, without prejudice to the resolutions that require, for their effectiveness, the approval of the Company’s shareholders at the Shareholders’ Meeting. There being no further matters to discuss, the Chairman adjourned this meeting, and, for the record, I, Fabiana Klajner Leschziner, serving as Secretary, drew up these minutes, which were signed by all participants. September 10, 2026. Manual and Management Proposal > Annex IV.6 - MINUTES OF BOARD MEETINGS 57 > Annex IV.6 - MINUTES OF BOARD MEETINGS Raul Calfat Chairman Claudia Sender Ramirez Vice-Chairman Dan Ioschpe Member of BoD Edmilson Saes Member of BoD Kevin Gregory McAllister Member of BoD Márcio Fernando Elias Rosa Member of BoD Maria Antonieta Rosina Tedesco de Oliveira Pego Member of BoD Mauro Kern Júnior Member of BoD Nelson Pedreiro Member of BoD Todd Messer Freeman Member of BoD Walcyr Josué de Castilho Araújo Member of BoD Fabiana Klajner Leschziner Secretary Manual and Management Proposal 58 > Annex IV.6 - MINUTES OF BOARD MEETINGS MINUTES OF THE 189th EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON SEPTEMBER 10, 2026 On September 10, 2026, at 4 PM, the undersigned members of the Fiscal Council of Embraer S.A. (“Embraer” or the “Company”) met virtually for the purpose of analyzing and issuing an opinion on the proposal for the merger of Embraer GPX Ltda. (“GPX”) into Embraer, effective as of October 31, 2026 (the “Merger”), pursuant to the “Protocol and Justification of Merger of Embraer GPX Ltda. into Embraer S.A.” (the “Protocol and Justification”), which opinion forms an integral part of these minutes: OPINION OF THE FISCAL COUNCIL The effective members of the Company’s Fiscal Council, in the exercise of their legal duties, pursuant to the provisions of Article 163 of Law No. 6,404/76 (the “Brazilian Corporations Law”), and within the limits of their authority, examined the Protocol and Justification, containing the terms and conditions of the Merger, and, based on such examination, are of the opinion that the Merger is in a position to be submitted for resolution by the Company’s Extraordinary General Meeting. Closing. There being no further business to discuss, the meeting was adjourned, and these minutes were read, found to be in order, and signed by the members of the Fiscal Council. September 10, 2026. EMBRAER S.A. Publicly Held Company CNPJ/ME No. 07.689.002/0001-89 NIRE 35.300.325.761 Carla Alessandra Trematore Chairwoman Raphael Manhães Martins Vice-Chairman Alexandre Navarro Garcia Council Member Amanda Cristina Teixeira de Oliveira Secretary Manual and Management Proposal 59 > Annex IV.6 - MINUTES OF BOARD MEETINGS MINUTES No. 17/2026 - BOOK 009 EXTRAORDINARY RESOLUTION OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 29,2026 On September 29, 2026, the extraordinary resolution of the Board of Directors (“BoD”) of Embraer S.A. was held by its Chairman Raul Calfat and with the participation of the undersigned Board Members who approved, unanimously, (i) to reratify the resolution taken in item (vi) of the agenda of the extraordinary meeting of the BoD held on September 10, 2026 (“BoD Meeting of September 10”), so that an Extraordinary General Meeting of the Company is called to only approve the matters related to the merger of Embraer GPX Ltda. into Embraer, set forth in items (i) to (iv) of the agenda of the BoD Meeting of September 10 and (ii) to postpone the subject related to the Company’s Share-Based Long-Term Incentive Plan for approval in a future Extraordinary General Meeting of the Company to be called at a later date. There being no further matters to discuss, the Chairman adjourned this meeting, and, for the record, I, Fabiana Klajner Leschziner, serving as Secretary, drew up these minutes, which were signed by all participants. September 29, 2026. EMBRAER S.A. Publicly Held Company CNPJ/ME No. 07.689.002/0001-89 NIRE 35.300.325.761 Raul Calfat Chairman Claudia Sender Ramirez Vice-Chairman Dan Ioschpe Member of BoD Edmilson Saes Member of BoD Kevin Gregory McAllister Member of BoD Márcio Fernando Elias Rosa Member of BoD Maria Antonieta Rosina Tedesco de Oliveira Pego Member of BoD Mauro Kern Júnior Member of BoD Nelson Pedreiro Member of BoD Todd Messer Freeman Member of BoD Walcyr Josué de Castilho Araújo Member of BoD Fabiana Klajner Leschziner Secretary Manual and Management Proposal 60 embraer.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations